PENGROWTH ENERGY TRUST -32-
Consolidated Balance Sheets
(Stated in thousands of dollars)
(unaudited)

	As at	As at
	September 30	December 31
	2009	2008
ASSETS
CURRENT ASSETS
Accounts receivable	$176,966	$197,131
Due from Pengrowth Management Limited	645	623
Fair value of risk management contracts (Note 13)	52,471	122,841

	230,082	320,595

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	1,332	41,851

OTHER ASSETS (Note 2)	45,907	42,618

PROPERTY, PLANT AND EQUIPMENT	3,962,814	4,251,381

GOODWILL	660,896	660,896

	$4,901,031	$5,317,341

LIABILITIES AND UNITHOLDERS’ EQUITY
CURRENT LIABILITIES
Bank indebtedness	$2,365	$2,631
Accounts payable and accrued liabilities	183,538	260,828
Distributions payable to unitholders	46,258	87,142
Fair value of risk management contracts (Note 13)	8,528	2,706
Future income taxes (Note 5)	12,528	34,964
Contract liabilities	1,917	2,483
Current portion of long-term debt (Note 3)	160,397	—

	415,531	390,754

FAIR VALUE OF RISK MANAGEMENT CONTRACTS (Note 13)	32,461	16,021

CONTRACT LIABILITIES	8,384	9,680

CONVERTIBLE DEBENTURES	74,850	74,915

LONG TERM DEBT (Note 3)	1,264,174	1,524,503

ASSET RETIREMENT OBLIGATIONS (Note 4)	355,691	344,345

FUTURE INCOME TAXES (Note 5)	240,615	293,318

TRUST UNITHOLDERS’ EQUITY
Trust unitholders’ capital (Note 6)	4,623,750	4,588,587
Equity portion of convertible debentures	160	160
Contributed surplus (Note 6)	19,579	16,579
Deficit (Note 8)	(2,134,164)	(1,941,521)

	2,509,325	2,663,805

	$4,901,031	$5,317,341

SUBSEQUENT EVENT (Note 14)
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -33-
Consolidated Statements of Income and Deficit
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008

REVENUES
Oil and gas sales	$325,264	$518,662	$983,871	$1,526,891
Unrealized (loss) gain on commodity risk management (Note 13)	(5,609)	476,005	(133,625)	(42,350)
Processing and other income	3,435	5,193	13,016	13,185
Royalties, net of incentives	(49,671)	(129,543)	(136,608)	(353,317)

NET REVENUE	273,419	870,317	726,654	1,144,409

EXPENSES
Operating	92,801	105,268	288,837	314,434
Transportation	3,740	3,291	9,369	9,822
Amortization of injectants for miscible floods	4,839	6,527	15,557	19,996
Interest on long term debt	19,437	19,043	62,036	53,686
General and administrative	13,693	13,244	48,095	41,742
Management fee	—	3,000	2,793	9,000
Foreign exchange (gain) loss (Note 9)	(81,608)	19,931	(131,747)	54,675
Depletion, depreciation and amortization	147,181	151,510	447,081	451,667
Accretion (Note 4)	6,989	7,112	20,563	20,853
Other expenses (income)	3,112	(571)	4,879	(2,957)

	210,184	328,355	767,463	972,918

INCOME (LOSS) BEFORE TAXES	63,235	541,962	(40,809)	171,491

Future income tax expense (reduction) (Note 5)	(15,055)	119,567	(75,139)	(75,671)

NET INCOME AND COMPREHENSIVE INCOME	$78,290	$422,395	$34,330	$247,162

Deficit, beginning of period	(2,140,219)	(2,196,982)	(1,941,521)	(1,686,356)

Distributions declared	(72,235)	(170,959)	(226,973)	(506,352)

DEFICIT, END OF PERIOD	$(2,134,164)	$(1,945,546)	$(2,134,164)	$(1,945,546)

NET INCOME PER TRUST UNIT (Note 11)
Basic	$0.30	$1.69	$0.13	$0.99

Diluted	$0.30	$1.69	$0.13	$0.99

See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -34-
Consolidated Statements of Cash Flow
(Stated in thousands of dollars)
(unaudited)

	Three months ended		Nine months ended
	September 30		September 30
	2009	2008	2009	2008
CASH PROVIDED BY (USED FOR):

OPERATING
Net income and comprehensive income	$78,290	$422,395	$34,330	$247,162
Depletion, depreciation and accretion	154,170	158,622	467,644	472,520
Future income tax expense (reduction)	(15,055)	119,567	(75,139)	(75,671)
Contract liability amortization	(619)	(1,165)	(1,862)	(3,497)
Amortization of injectants	4,839	6,527	15,557	19,996
Purchase of injectants	(1,671)	(4,787)	(8,351)	(15,582)
Expenditures on remediation (Note 4)	(3,832)	(11,736)	(11,056)	(22,116)
Unrealized foreign exchange (gain) loss (Note 9)	(80,535)	25,372	(131,109)	61,235
Unrealized loss (gain) on commodity risk management (Note 13)	5,609	(476,005)	133,625	42,350
Trust unit based compensation (Note 7)	2,513	1,915	8,698	6,476
Other items	978	(1,129)	2,801	(1,964)
Changes in non-cash operating working capital (Note 10)	18,228	34,021	(33,721)	26,800

	162,915	273,597	401,417	757,709

FINANCING
Distributions paid (Note 8)	(77,687)	(168,278)	(267,857)	(502,674)
Bank indebtedness	(2,242)	11,913	(266)	18,420
Repayment of Accrete bank debt	—	(16,289)	—	(16,289)
Change in long term debt, net	(48,000)	(2,600)	30,000	17,165
Proceeds from issue of trust units	13,256	16,626	29,465	50,567

	(114,673)	(158,628)	(208,658)	(432,811)

INVESTING
Business acquisition	—	(732)	—	(908)
Expenditures on property, plant and equipment	(44,047)	(99,458)	(161,236)	(276,052)
Other property acquisitions	137	(18,120)	(10,376)	(35,692)
Proceeds on property dispositions	(356)	(154)	7,730	(3,127)
Change in remediation trust funds	(1,626)	(1,772)	(5,451)	(6,424)
Change in non-cash investing working capital (Note 10)	(2,350)	5,267	(23,426)	(4,712)

	(48,242)	(114,969)	(192,759)	(326,915)

CHANGE IN CASH AND TERM DEPOSITS	—	—	—	(2,017)

CASH AND TERM DEPOSITS AT BEGINNING OF PERIOD	—	—	—	2,017

CASH AND TERM DEPOSITS AT END OF PERIOD	$—	$—	$—	$—
See accompanying notes to the consolidated financial statements.

PENGROWTH ENERGY TRUST -35-
Notes To Consolidated Financial Statements
(Unaudited)
September 30, 2009
(Tabular amounts are stated in thousands of dollars except per trust unit amounts and as otherwise stated)
1.	SIGNIFICANT ACCOUNTING POLICIES
The interim consolidated financial statements of Pengrowth Energy Trust include the accounts of Pengrowth Energy Trust (the “Trust”) and all of its subsidiaries (collectively referred to as “Pengrowth”), including Pengrowth Corporation (the “Corporation”).

The financial statements have been prepared by management in accordance with generally accepted accounting principles in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2008 except as noted below. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in Pengrowth’s annual report for the year ended December 31, 2008.

Certain comparative figures have been reclassified to conform to the presentation adopted in the current period.

Change in Accounting Policies

New Canadian accounting recommendations related to goodwill and intangible assets which established revised standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets, were adopted on January 1, 2009. There was no impact on the financial position or results of operations as a result of adopting this standard.
2.	OTHER ASSETS

	As at	As at
	September 30, 2009	December 31, 2008

Remediation trust funds	$33,249	$27,122
Equity investment in Monterey Exploration Ltd.	7,325	9,872
Other investments	5,333	5,624

	$45,907	$42,618

The Sable Offshore Energy Project (SOEP) remediation trust fund as at September 30, 2009 was $24.3 million (December 31, 2008 — $18.4 million). The investments in the fund have been designated as held for trading and are recorded at fair value each period end. For the nine months ended September 30, 2009, the amount of unrealized gain related to the SOEP remediation trust fund was $0.7 million (September 30, 2008 — loss of $0.2 million), which was included in other expenses (income). As at September 30, 2009, the $8.9 million (December 31, 2008 — $8.7 million) in the Judy Creek remediation trust fund is classified as held to maturity and interest income is recognized when earned and included in other expenses (income).

PENGROWTH ENERGY TRUST - 36 -
3.	LONG TERM DEBT

	As at	As at
	September 30, 2009	December 31, 2008

U.S. dollar denominated senior unsecured notes:
150 million at 4.93 percent due April 2010	$160,397	$182,180
50 million at 5.47 percent due April 2013	53,392	60,727
400 million at 6.35 percent due July 2017	426,347	485,080
265 million at 6.98 percent due August 2018	282,318	321,231

	$922,454	$1,049,218
U.K. Pound Sterling denominated 50 million unsecured notes at 5.46 percent due December 2015	85,117	88,285
Canadian dollar 15 million senior unsecured notes at 6.61 percent due August 2018	15,000	15,000
Canadian dollar revolving credit facility borrowings	402,000	372,000

Total long term debt	$1,424,571	$1,524,503
Current portion of long term debt due April 2010	(160,397)	—

Non-current portion of long term debt	$1,264,174	$1,524,503

Pengrowth has a committed $1.2 billion syndicated extendible revolving term credit facility. The facility is unsecured, covenant based with a June 15, 2011 maturity date. Pengrowth has the option to extend the facility annually, subject to the approval of the lenders, or repay the entire balance upon maturity. Various borrowing options are available under the facility including prime rate based advances and bankers’ acceptance loans. This facility carries floating interest rates that are expected to range between 0.60 percent and 1.15 percent over bankers’ acceptance rates depending on Pengrowth’s consolidated ratio of senior debt to earnings before interest, taxes and non-cash items. In addition, Pengrowth has a $50 million demand operating facility line of credit. The revolving facility was reduced by drawings of $402 million and by outstanding letters of credit in the amount of approximately $11 million at September 30, 2009.

As of September 30, 2009, an unrealized cumulative foreign exchange gain of $60.5 million (December 31, 2008 — loss of $66.9 million) has been recognized on the U.S. dollar term notes since the date of issuance. As of September 30, 2009, an unrealized cumulative foreign exchange gain of $28.6 million (December 31, 2008 — $25.4 million) has been recognized on the U.K. Pound Sterling denominated term notes since Pengrowth ceased to designate existing foreign exchange swaps as a hedge on January 1, 2007.
4.	ASSET RETIREMENT OBLIGATIONS (ARO)

	Nine months ended	Year Ended
	September 30, 2009	December 31, 2008

ARO, beginning of period	$344,345	$352,171
Increase (decrease) in liabilities during the period related to:
Acquisitions	185	3,414
Dispositions	(224)	(5,663)
Additions	1,878	3,618
Revisions	—	(4,555)
Accretion expense	20,563	28,051
Liabilities settled in the period	(11,056)	(32,691)

ARO, end of period	$355,691	$344,345

5.	INCOME TAXES
Future income tax is a non-cash item relating to temporary differences between the accounting and tax basis of Pengrowth’s assets and liabilities and has no immediate impact on Pengrowth’s cash flows. During the nine months ended September 30, 2009, Pengrowth recorded a future tax reduction of $75 million. The future income tax reduction includes approximately $67 million related to taxable income at the trust level where the tax is currently the responsibility of the unitholder.

PENGROWTH ENERGY TRUST -37-
6.	TRUST UNITS Pengrowth is authorized to issue an unlimited number of trust units.
Total Trust Units:

	Nine months ended		Year Ended
	September 30, 2009		December 31, 2008
	Number of		Number of
Trust Units Issued	Trust Units	Amount	Trust Units	Amount

Balance, beginning of period	256,075,997	$4,588,587	246,846,420	$4,432,737
Issued on redemption of Deferred Entitlement Units (DEUs) (non-cash)	384,171	5,409	238,633	2,484
Issued for cash on exercise of trust unit options and rights	245,579	1,585	290,363	4,274
Issued for cash under Distribution Reinvestment Plan (DRIP)	2,507,261	21,233	3,727,256	59,423
Issued for the Accrete business combination	—	—	4,973,325	89,253
Issued for cash under At The Market (ATM) Plan	901,400	7,960	—	—
Trust unit rights incentive plan (non-cash exercised)	—	289	—	614
Issue costs	—	(1,313)	—	(198)

Balance, end of period	260,114,408	$4,623,750	256,075,997	$4,588,587

During the nine months ended September 30, 2009, 1,000 Class A trust units were converted to “consolidated” trust units. As at September 30, 2009, 888 Class A trust units remain outstanding. All other trust units outstanding are “consolidated” trust units.
     Contributed Surplus

	Nine months ended	Year Ended
	September 30, 2009	December 31, 2008

Balance, beginning of period	$16,579	$9,679
Trust unit rights incentive plan (non-cash expensed)	2,332	2,348
Deferred entitlement trust units (non-cash expensed)	6,366	7,650
Trust unit rights incentive plan (non-cash exercised)	(289)	(614)
Deferred entitlement trust units (non-cash exercised)	(5,409)	(2,484)

Balance, end of period	$19,579	$16,579

7.	TRUST UNIT BASED COMPENSATION PLANS
Up to ten percent of the issued and outstanding trust units, to a maximum of 24 million trust units, may be reserved for DEUs, rights and option grants, in aggregate, subject to a maximum of 5.5 million DEUs available for issuance pursuant to the long term incentive program.

Long Term Incentive Program
Pengrowth recorded compensation expense of $6.4 million in the nine months ended September 30, 2009 (September 30, 2008 — $4.5 million) related to the DEUs based on the weighted average grant date fair value of $6.47 per DEU (September 30, 2008 — $18.40 per DEU). For the nine months ended September 30, 2009, 384,171 trust units were issued (September 30, 2008 — 238,633) on redemption of vested DEUs.

	Nine months ended		Year Ended
	September 30, 2009		December 31, 2008
	Number	Weighted	Number	Weighted
DEUs	of DEUs	average price	of DEUs	average price

Outstanding, beginning of period	1,270,750	$19.38	868,042	$20.13
Granted	1,150,915	$6.47	578,833	$17.88
Forfeited	(92,374)	$12.71	(158,532)	$19.54
Exercised	(265,308)	$21.91	(202,020)	$18.51
Deemed DRIP (1)	210,726	$14.48	184,427	$19.70

Outstanding, end of period	2,274,709	$12.36	1,270,750	$19.38

(1)	Weighted average deemed DRIP price is based on the average of the original grant prices.
     Trust Unit Rights Incentive Plan

PENGROWTH ENERGY TRUST -38-
As at September 30, 2009, rights to purchase 5,541,247 trust units were outstanding (December 31, 2008 — 3,292,622) that expire at various dates to August 19, 2014.

	Nine months ended		Year Ended
	September 30, 2009		December 31, 2008
	Number	Weighted	Number	Weighted
Trust Unit Rights	of rights	average price	of rights	average price

Outstanding, beginning of period	3,292,622	$16.78	2,250,056	$17.39
Granted (1)	2,882,355	$6.54	1,703,892	$17.96
Forfeited	(388,151)	$12.41	(397,469)	$17.49
Exercised	(245,579)	$6.46	(263,857)	$14.55

Outstanding, end of period	5,541,247	$12.18	3,292,622	$16.78

Exercisable, end of period	3,099,630	$14.82	1,950,375	$16.52

(1)	Weighted average exercise price of rights granted are based on the exercise price at the date of grant.
Compensation expense associated with the trust unit rights granted in the nine months ended September 30, 2009 was based on the estimated fair value of $1.11 per trust unit right (September 30, 2008 — $1.70). The fair value of trust unit rights granted in the period was estimated at 17 percent of the exercise price at the date of grant using a binomial lattice option pricing model with the following assumptions: risk-free rate of 1.7 percent, volatility of 43 percent, expected distribution yield of 20 percent per trust unit and reductions in the exercise price over the life of the trust unit rights. The amount of compensation expense is reduced by the estimated forfeitures at the date of grant which has been estimated at five percent for directors and officers and ten percent for employees. Compensation expense related to the trust unit rights for the nine months ended September 30, 2009 was $2.3 million (September 30, 2008 — $2.0 million).
Trust Unit Option Plan
During the nine months ended September 30, 2009, no trust unit options were exercised (September 30, 2008 — 26,506 at a weighted average exercise price of $16.43) and 1,700 trust unit options were forfeited (September 30, 2008 — 5,070) at a weighted average exercise price of $14.95 (September 30, 2008 — $17.48). As at September 30, 2009, no options to purchase trust units were outstanding (September 30, 2008 — 34,742 were outstanding with a weighted average exercise price of $14.01).
8.	DEFICIT

	As at	As at
	September 30, 2009	December 31, 2008

Accumulated earnings	$2,105,518	$2,071,188
Accumulated distributions declared	(4,239,682)	(4,012,709)

	$(2,134,164)	$(1,941,521)

Pengrowth historically under its Royalty and Trust Indentures and NPI agreement distributed to unitholders a significant portion of its cash flow from operations. Cash flow from operations typically exceeds net income or loss as a result of non-cash expenses such as unrealized gains (losses) on commodity contracts, unrealized foreign exchange gains (losses), depletion, depreciation and accretion. These non-cash expenses result in a deficit being recorded despite Pengrowth distributing less than its cash flow from operations.
Distributions paid
Actual cash distributions paid for the nine months ended September 30, 2009 were $268 million (September 30, 2008 — $503 million). Distributions declared have been determined in accordance with the Trust Indenture. Distributions are declared payable in the following month after the distributions were earned. The amount of cash not distributed to unitholders is at the discretion of the Board of Directors.

PENGROWTH ENERGY TRUST -39-
9.	FOREIGN EXCHANGE LOSS (GAIN)

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Unrealized foreign exchange (gain) loss on translation of U.S. dollar denominated debt	$(79,840)	$31,779	$(127,415)	$48,819
Unrealized foreign exchange gain on translation of U.K. pound sterling denominated debt	(10,120)	(6,780)	(3,220)	(3,400)

	(89,960)	24,999	(130,635)	45,419

Unrealized loss (gain) on foreign exchange risk management contracts	9,425	373	(474)	15,816

	(80,535)	25,372	(131,109)	61,235
Realized foreign exchange gain	(1,073)	(5,441)	(638)	(6,560)

	$(81,608)	$19,931	$(131,747)	$54,675

10.	OTHER CASH FLOW DISCLOSURES
Change in Non-Cash Operating Working Capital

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Accounts receivable	$1,974	$27,076	$20,165	$(32,491)
Accounts payable and accrued liabilities	16,458	4,440	(53,864)	54,570
Due from Pengrowth Management Limited	(204)	2,505	(22)	4,721

	$18,228	$34,021	$(33,721)	$26,800

Change in Non-Cash Investing Working Capital

	Three months ended		Nine months ended
Cash provided by (used for):	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Accounts payable and capital accruals	$(2,350)	$5,267	$(23,426)	$(4,712)

     Cash Interest Payments

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Interest on long-term debt	$27,941	$16,615	$74,197	$53,962

11.	AMOUNTS PER TRUST UNIT

The following reconciles the weighted average number of trust units used in the basic and diluted net income (loss) per unit calculations:

	Three months ended		Nine months ended
	September 30, 2009	September 30, 2008	September 30, 2009	September 30, 2008

Weighted average number of trust units — basic	259,262,540	249,460,587	257,995,930	248,406,106
Dilutive effect of trust unit options, trust unit rights and DEUs	2,083,756	802,313	1,535,645	269,390

Weighted average number of trust units — diluted	261,346,296	250,262,900	259,531,575	248,675,496

For the three months ended September 30, 2009, 6.1 million trust units (September 30, 2008 — 5.8 million) from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive. For the nine months ended September 30, 2009, 6.2 million trust units (September 30, 2008 — 5.4 million) from trust unit options, rights, DEUs and the convertible debentures were excluded from the diluted net income (loss) per unit calculation as their effect is anti-dilutive.
12.	CAPITAL DISCLOSURES

Pengrowth defines its capital as trust unitholders’ equity, long term debt, bank indebtedness, convertible debentures and working capital.

Pengrowth’s goal over longer periods is to maintain or modestly grow production and reserves on a debt adjusted per unit basis. Pengrowth seeks to retain sufficient flexibility with its capital to take advantage of acquisition opportunities that may arise.

Pengrowth must comply with certain financial debt covenants. Compliance with these financial covenants is closely monitored by management as part of Pengrowth’s overall capital management objectives. The covenants are based on specific definitions prescribed in the debt agreements and are different between the

PENGROWTH ENERGY TRUST -40-
credit facility and the term notes. Throughout the period, Pengrowth was in compliance with all financial covenants.

Pengrowth’s ability to issue trust units and convertible debt is subject to external restrictions as a result of the Specified Investment Flow-Through Entities Legislation (the SIFT tax). As of September 30, 2009 Pengrowth may issue an additional $4.2 billion (reduced by $0.3 billion as a result of the October 23, 2009 equity issue) of equity in total for 2009 and 2010 under the safe harbour provisions.

Management monitors capital using non-GAAP financial metrics, primarily total debt to the trailing twelve months earnings before interest, taxes, depletion, depreciation, amortization, accretion, and other non-cash items (EBITDA) and Total Debt to Total Capitalization. Pengrowth seeks to manage the ratio of total debt to trailing EBITDA and Total Debt to Total Capitalization ratio with the objective of being able to finance its growth strategy while maintaining sufficient flexibility under the debt covenants.

In order to maintain its financial condition or adjust its capital structure, Pengrowth may issue new debt, refinance existing debt, issue additional equity, adjust the level of distributions paid to unitholders, adjust the level of capital spending or dispose of non-core assets to reduce debt levels. To maintain its financial flexibility, Pengrowth reduced its monthly distributions three times between March 31, 2008 and September 30, 2009 from $0.225 per trust unit, to $0.17 per trust unit, to $0.10 per trust unit. In order to provide funds for an expanded capital program, while maintaining fiscal discipline, Pengrowth reduced distributions effective with the November 16, 2009 distribution to $0.07 per trust unit. However, there may be instances where it would be acceptable for total debt to trailing EBITDA to temporarily fall outside of the normal targets set by management such as in financing an acquisition to take advantage of growth opportunities. This would be a strategic decision made by management and approved by the Board of Directors with steps taken in the subsequent period to restore Pengrowth’s capital structure based on its capital management objectives.

Pengrowth’s objectives, policies and processes for managing capital have remained substantially consistent from the prior year. Management believes that current total debt to trailing EBITDA is within reasonable limits.

The following is a summary of Pengrowth’s capital structure, excluding unitholders’ equity:

	As at	As at
	September 30, 2009	December 31, 2008

Term credit facilities	$402,000	$372,000
Senior unsecured notes(1)	862,174	1,152,503
Working capital deficiency	185,449	70,159
Convertible debentures	74,850	74,915

Total debt including convertible debentures	$1,524,473	$1,669,577

(1)	Non-current portion of long term debt
13.	FINANCIAL INSTRUMENTS

MARKET RISK

Market risk is the risk that the fair value, or future cash flows of financial assets and liabilities, will fluctuate due to movements in market prices. Market risk is composed of commodity price risk, foreign currency risk, interest rate risk and equity price risk.

PENGROWTH ENERGY TRUST -41-
Commodity Price Risk
As at September 30, 2009, Pengrowth had fixed the price applicable to future production as follows:
Crude Oil

Remaining term	Volume (bbl/d)	Reference Point		Price per bbl

Financial:
Oct 1, 2009 — Dec 31, 2009	15,500	WTI	(1)	$82.45 Cdn
Jan 1, 2010 — Dec 31, 2010	12,500	WTI	(1)	$82.09 Cdn
Jan 1, 2011 — Dec 31, 2011	500	WTI	(1)	$82.44 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
Natural Gas:

Remaining term	Volume (mmbtu/d)	Reference Point		Price per mmbtu

Financial:
Oct 1, 2009 - Dec 31, 2009	10,000	NYMEX	(1)	$8.50 Cdn
Oct 1, 2009 - Dec 31, 2009	49,760	AECO		$7.76 Cdn
Oct 1, 2009 - Dec 31, 2009	15,000	Chicago MI	(1)	$8.45 Cdn
Jan 1, 2010 - Dec 31, 2010	97,151	AECO		$6.10 Cdn
Jan 1, 2010 - Dec 31, 2010	5,000	Chicago MI	(1)	$6.78 Cdn
Jan 1, 2011 - Dec 31, 2011	33,174	AECO		$5.77 Cdn
Jan 1, 2011 - Dec 31, 2011	5,000	Chicago MI	(1)	$6.78 Cdn

(1)	Associated Cdn $/U.S. $ foreign exchange rate has been fixed
The above commodity risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value.
The fair value of the commodity risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the commodity risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income (loss) as follows:

	As at	As at
Commodity Risk Management Contracts	September 30, 2009	September 30, 2008

Current portion of unrealized risk management assets	$52,471	$—
Non-current portion of unrealized risk management assets	1,332	—
Current portion of unrealized risk management liabilities	(5,571)	(101,408)
Non-current portion of unrealized risk management liabilities	(17,165)	(26,149)

Total unrealized risk management assets (liabilities) at period end	$31,067	$(127,557)

	Three months ended	Three months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management assets (liabilities) at period end	$31,067	$(127,557)

Less: Unrealized risk management assets (liabilities) at beginning of period	36,676	(603,562)

Unrealized (loss) gain on risk management contracts for the period	$(5,609)	$476,005

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management assets (liabilities) at period end	$31,067	$(127,557)

Less: Unrealized risk management assets (liabilities) at beginning of period	164,692	(85,207)

Unrealized loss on risk management contracts for the period	$(133,625)	$(42,350)

Commodity Price Sensitivity
Each Cdn $1 per barrel change in future oil prices would result in approximately Cdn $6.2 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts. Similarly, each Cdn $0.25 per mcf change in future natural gas prices would result in approximately Cdn $14.5 million pre-tax change in the unrealized gain (loss) on commodity risk management contracts.
As of close September 30, 2009, the AECO spot price gas price was approximately $3.55/GJ and the WTI prompt month price was US$70.61 per barrel.

PENGROWTH ENERGY TRUST -42-
Foreign Exchange Risk
Pengrowth entered into foreign exchange risk management contracts in conjunction with issuing U.K. Pounds Sterling 50 million ten year term notes which fixed the Canadian dollar to U.K. Pound Sterling exchange rate on the interest and principal of the U.K. Pound Sterling denominated debt at approximately 0.4976 U.K. Pounds Sterling per Canadian dollar. The estimated fair value of the foreign exchange risk management contracts have been determined based on the amount Pengrowth would receive or pay to terminate the contracts at period end. At September 30, 2009, the amount Pengrowth would pay to terminate the foreign exchange risk management contracts would be approximately $18.3 million.
The foreign exchange risk management contracts are classified as held for trading and are recorded on the balance sheet at fair value. The fair value of the foreign exchange risk management contracts are allocated to current and non-current assets and liabilities on a contract by contract basis. The change in the fair value of the foreign exchange risk management contracts during the period is recognized as an unrealized gain or loss on the statement of income (loss) as follows:

	As at	As at
Foreign Exchange Risk Management Contracts	September 30, 2009	September 30, 2008

Current portion of unrealized risk management liabilities	$(2,957)	$(1,396)
Non-current portion of unrealized risk management liabilities	(15,296)	(8,614)

Total unrealized risk management liabilities at period end	$(18,253)	$(10,010)

	Three months ended	Three months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management liabilities at period end	$(18,253)	$(10,010)
Less: Unrealized risk management liabilities at beginning of period	(8,828)	(9,637)

Unrealized loss on risk management contracts for the period	$(9,425)	$(373)

	Nine months ended	Nine months ended
	September 30, 2009	September 30, 2008

Total unrealized risk management liabilities at period end	$(18,253)	$(10,010)

Less: Unrealized risk management (liabilities) assets at beginning of period	(18,727)	5,806

Unrealized gain (loss) on risk management contracts for the period	$474	$(15,816)

Foreign Exchange Rate Sensitivity
The following summarizes the sensitivity on a pre-tax basis of a change in the foreign exchange rate on unrealized foreign exchange gains (losses) related to the translation of the foreign denominated term debt and on unrealized gains (losses) related to the change in the fair value of the foreign exchange risk management contracts, holding all other variables constant:

	Cdn $0.01 Exchange Rate Change
Foreign Exchange Sensitivity	Cdn - U.S.	Cdn - U.K.

Unrealized foreign exchange gain or loss on foreign denominated debt	$8,650	$500
Unrealized foreign exchange risk management gain or loss	—	587

Interest Rate Risk
Pengrowth is exposed to interest rate risk on the Canadian dollar revolving credit facility as the interest is based on floating interest rates. Pengrowth has mitigated some of its exposure to interest rate risk by issuing fixed rate term notes.
Interest Rate Sensitivity
As at September 30, 2009, Pengrowth has approximately $1.4 billion of long term debt of which $402 million is based on floating interest rates. A one percent increase in interest rates would increase pre-tax interest expense by approximately $3 million for the nine months ended September 30, 2009.
Equity Price Risk
Pengrowth has exposure to equity price risk on investments in an exchange traded bond fund related to a portion of the remediation trust fund and on its investment in Result, a publicly traded entity. Pengrowth’s exposure to equity price risk is not significant.

PENGROWTH ENERGY TRUST -43-
FAIR VALUE
The fair value of financial instruments that differ from their carrying value are as follows:

	September 30, 2009		December 31, 2008
	Carrying	Fair	Carrying	Fair
As at	Amount	Value	Amount	Value

Financial Assets
Remediation Trust Funds	$33,249	$33,045	$27,122	$26,948
Financial Liabilities
U.S. dollar denominated senior unsecured notes	$922,454	$1,003,848	$1,049,218	$1,213,723
Cdn dollar senior unsecured notes	$15,000	$15,510	$15,000	$16,075
U.K. Pound Sterling denominated unsecured notes	$85,117	$92,179	$88,285	$95,495
Convertible debentures	$74,850	$76,124	$74,915	$68,014

CREDIT RISK
Pengrowth considers amounts over 90 days as past due. As at September 30, 2009, the amount of accounts receivable that were past due was not significant. Pengrowth has not recorded a significant allowance for doubtful accounts as no significant impairment issues exist at September 30, 2009. Pengrowth’s objectives, processes and policies for managing credit risk have not changed from the previous year.
LIQUIDITY RISK
All of Pengrowth’s financial liabilities are current and due within one year, except as follows:

	Carrying	Contractual	within	1-2	2-5	More than
As at September 30, 2009	Amount	Cash Flows	1 year	years	years	5 years

Cdn dollar revolving credit facility(1)	$402,000	$408,688	$3,918	$404,770	$—	$—
Cdn dollar senior unsecured notes(1)	15,000	23,821	992	992	2,977	18,860
U.S. dollar denominated senior unsecured notes(1)	762,057	1,164,968	49,929	49,929	199,248	865,862
U.K. Pound Sterling denominated unsecured notes(1)	85,117	114,382	4,671	4,671	14,025	91,015
Convertible debentures (1)	74,850	80,824	4,858	75,966	—	—
Remediation trust fund payments	—	12,500	250	250	750	11,250
Commodity risk management contracts	22,736	23,142	5,614	13,616	3,912	—
Foreign exchange risk management contracts	18,253	195	30	30	90	45

(1)	Contractual cash flows include future interest payments calculated at period end exchange rates and interest rates
14. SUBSEQUENT EVENT
On October 23, 2009, Pengrowth closed an offering of 28,847,000 Trust Units at a price of $10.40 per trust unit for gross proceeds of approximately $300 million (net proceeds of approximately $285 million). The net proceeds from the offering were used to repay indebtedness under the credit facilities and for general corporate purposes.